Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION
(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 981)

GRANT OF OPTIONS

This announcement is made pursuant to Rule 17.06A of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) (the “Listing Rules”).

Semiconductor Manufacturing International Corporation (the “Company”) announces that on 8 September 2011, an aggregate of 151,543,501 share options (“Options”) to subscribe for ordinary shares of par value US$0.0004 each in the capital of the Company (the “Shares”) were conditionally granted, subject to acceptance of the grantees and compliance with applicable laws and regulations, under its 2004 Stock Option Plan adopted on 18 March 2004 (the “Share Option Scheme”). If any grant of the Options as detailed below has not been accepted by any particular grantee or is not otherwise in compliance with any applicable laws and regulations, such grant in respect of the particular grantee would not proceed or be effective for legal and regulatory purposes. The following are the details of the Options granted:

Date of Grant:	8 September 2011
Exercise price of the Options
HK$ 0.455 per share
(being the higher of (a) the closing
market price of the Shares on the
Stock Exchange as stated in the
daily quotation sheet of the Stock
Exchange (the “Closing Price”) on 8
September 2011, being HK$0.455 and
(b) the average Closing Price for
the period from 1 September 2011 to
7 September 2011 (both days
inclusive), being HK$0.437)

Number of Options granted:	151,543,501 Options
Closing price of the Shares on the date of grant:	HK$0.455 per Share
Validity period of the Options:	The Options are valid for a period of 10 years commencing on 8 September 2011, subject to earlier termination as provided under the Share Option Scheme and applicable award documents.

Among the total 151,543,501 Options, 108,734,418 Options were conditionally granted to the Directors and Chief Executive, subject to acceptance of the grantees and compliance with applicable laws and regulations, with details as follows:

Name of Directors	Position	Number of Options
Zhang Wenyi	Chairman of the Board of Directors	21,746,883
	and Executive Director
Tzu-Yin Chiu	Chief Executive Officer and	86,987,535
	Executive Director

Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
9 September 2011

As at the date of this announcement, the Directors are Mr. Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Dr. Tzu-Yin Chiu as Chief Executive Officer and Executive Director of the Company; Dr. Chen Shanzhi, Mr. Gao Yonggang, Professor Lawrence Juen-Yee Lau and Mr. Zhou Jie as Non-Executive Directors of the Company; and Mr. Tsuyoshi Kawanishi, Mr. Frank Meng and Mr. Lip-Bu Tan as Independent Non-Executive Directors of the Company.